September 14, 2022

VIA EDGAR CORRESP

Jennie Beysolow

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Amendment No. 2 to Registration Statement on Form F-3 Filed August 12, 2022 File No. 333-264878

Dear Ms. Beysolow:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter of August 30, 2022 with respect to the Amendment No. 2 to Registration Statement on Form F-3 (the “F-3”) filed on August 12, 2022 by the Company (File No.: 333-264878). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Form F-3 (the “Amended F-3”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form F-3 filed August 12, 2022

Cover page

1.	We note your response to comment 2 and reissue in part. Your disclosure states that none of your PRC WFOEs and other subsidiaries have made any dividends or other distributions to you, however, the comment is intended to address whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors. As one example only, state whether or not the consolidated VIEs have made any payments to the PRC WFOEs. Please clarify and quantify the amounts where applicable, and make consistent revisions throughout your prospectus. Please also amend the Risk Factors section to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

COMPANY RESPONSE: The Company has added the disclosures on transfers between Ambow and its subsidiaries, between the PRC WFOEs and the consolidated VIEs and their subsidiaries on the cover page, pages 9 and 26. The Company has also added the requested disclosure “To the extent cash in the business is in the PRC and/or Hong Kong or a PRC and/or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.” in the risk factor – “Our WFOEs, consolidated VIEs and their subsidiaries in China are subject to restrictions on making dividends and other payments to us or any other affiliated company.” on page 26.

Jennie Beysolow

U.S. Securities and Exchange Commission

September 14, 2022

2.	When discussing the Holding Foreign Companies Accountable Act, please update your disclosure throughout your prospectus to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

COMPANY RESPONSE: The Company has added the requested disclosure on the cover page, pages 10 and 25, respectively.

Prospectus Summary
Permissions Required from the PRC Authorities for Our Operations and Listing, page 5

3.	We note your response to comment 5 and reissue in part. We note that your revised disclosure under this section continues to address permissions and approvals related to “the consolidated VIEs and their subsidiaries” and the VIE arrangements but does not clearly address permissions or approvals that you and all of your subsidiaries are required to obtain. In this regard, we note the reference to the risk factor on page 17, stating that “[t]o date, we, the consolidated VIEs and their subsidiaries have not received any disapprovals or denials from any PRC regulatory authorities regarding the VIE arrangements between your WFOEs and the VIEs” and that “[i]f we, the consolidated VIEs and their subsidiaries inadvertently conclude that any permissions or approvals are not required, we, the consolidated VIEs and their subsidiaries may need to adjust the business operations, which may materially and adversely affect the business and results of operation.” We also note disclosure on page 22 that you and the consolidated VIEs are currently not required to obtain approval from Chinese authorities for listing on U.S exchanges, nor the execution of a series of VIE Agreements. Please revise your prospectus summary, as you do in the risk factor sections, to address those permissions and approvals that are applicable to you and all of your subsidiaries.

COMPANY RESPONSE: The Company has revised the prospectus summary to include permissions and approvals that are applicable to Ambow and all of its subsidiaries on pages 5.

Jennie Beysolow

U.S. Securities and Exchange Commission

September 14, 2022

4.	Where you discuss the CSRC and CAC permissions and approvals, revise your disclosure to explain whether you believe that you are required to obtain permission from these regulatory bodies in order to continue to offer your securities or operate your business. Currently your disclosure seems to suggest that you believe you are not required to seek any such permissions or approvals because you have not “received any filing or compliance requirements from the CSRC” nor have you “received any notice from any authorities identifying [you and your subsidiaries] as a critical information infrastructure operators.” Make consistent revisions in each place where you discuss these permissions and approvals.

COMPANY RESPONSE: The Company has added the requested disclosures on pages 5, 21 and 23, respectively.

Summary of Risks, page 12

5.	We note your response to comment 4. Please revise your cross-references to provide risk factor headings and page numbers to each reference of the more robust risk factor discussion that appears in this prospectus and your annual report.

COMPANY RESPONSE: The Company has added page numbers to each reference of risk factor under the section “Summary of Risks” on pages 12, 13, 14 and 15 and respectfully notes its belief that the appropriate heading will be readily apparent to the reader from the list included in “Summary of Risks”.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Kia Jing Tang
Chief Financial Officer

3